Exhibit 99.1

 Brookfield Renewable Partners

PRESS RELEASE

All amounts in US dollars unless otherwise indicated

BROOKFIELD RENEWABLE ANNOUNCES SECOND QUARTER RESULTS

BROOKFIELD, News, August 4, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today reported financial results for the three and six months ended June 30, 2016.

"Our global scale and unique focus on hydro, combined with our operating, development and investment expertise, positions us well to benefit from the long term growth in the renewable power generation sector, all with the objective of delivering 12%-15% total returns on a per-share basis," said Sachin Shah, CEO of Brookfield Renewable.

Financial Results

For the periods ended June 30
US$ millions (except per unit or otherwise noted)	Three Months Ended		Six months ended
Unaudited	2016	2015	2016	2015
Generation (GWh)
- Total	8,792	6,400	17,821	12,223
- Brookfield Renewable's share	5,214	4,833	11,119	9,393

Net (loss) income	$(19)	$35	$60	$86
- Per LP Unit	$(0.11)	$0.07	$0.05	$0.17
Funds From Operations (FFO)(1)	$105	$146	$292	$299
- Per LP Unit(1)(2)	$0.37	$0.53	$1.05	$1.09
Normalized FFO(1)(3)	$170	$168	$307	$315
- Per LP unit(1)(2)(3)	$0.61	$0.61	$1.10	$1.14
(1)	Non-IFRS measure. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures".
(2)	For the three and six months ended June 30, 2016, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 280.8 million and 278.2 million, respectively (2015: 275.7 million and 275.7 million).
(3)	Normalized FFO assumes long term average generation and uses 2015 average foreign currency rates for the respective periods.

Recent Highlights

·
We closed the first mandatory tender offer and, alongside our institutional partners, further increased our interest in Isagen S.A. E.S.P. ("Isagen") to approximately 84%. With the second tender offer to Isagen shareholders launched in mid-July, we anticipate that upon completion the consortium will own substantially all of Isagen and our interest will be approximately 25%.

·	We completed the previously announced acquisition of a 296 megawatt hydro portfolio in Pennsylvania, comprising the 252 megawatt Holtwood station on the Susquehanna River and the 44 megawatt Wallenpaupack station on Lake Wallenpaupack in the Pocono Mountains. The portfolio is expected to generate 1.1 million megawatt hours annually. We own approximately 30% of the portfolio alongside our institutional partners.

·	We continue to advance the construction, on scope, schedule and budget, of 127 megawatts of hydroelectric and biomass development projects in Brazil and 29 megawatts of wind projects in Northern Ireland. Collectively, these projects are expected to generate 708 GWh annually with commissioning expected between 2016 and 2018.

·	Our liquidity position at quarter-end remained strong at $1.2 billion. During the quarter, we completed a number of financing activities, including increasing our revolving credit facility to $1.7 billion and extending the maturity to June 2021.

Review of Operations

Generation for the three months ended June 30, 2016 totaled 8,792 GWh, below the long-term average of 10,951 GWh and an increase of 2,392 GWh compared to the prior year. The contribution from growth in the portfolio was partly offset by lower generation across the portfolio.

The hydroelectric portfolio generated 7,807 GWh, below the long-term average of 9,763 GWh and an increase of 2,706 GWh compared to the prior year. In North America, above-average inflows in Quebec were offset by below-average inflows across the remainder of the portfolio due to the early spring melt which contributed to strong generation in the first quarter of 2016. Generation from existing facilities in Brazil continued to improve from prior drought conditions and was higher than the prior year by 126 GWh. The contribution from growth in the portfolio was 3,143 GWh.

The wind portfolio generated 916 GWh, below the long-term average of 1,092 GWh and a decrease of 188 GWh compared to the same period of the prior year. Generation from our European and Brazilian portfolios was lower due to weaker wind conditions. Generation from the prior year includes 88 GWh related to our 102 megawatt wind facility in California which was sold in the third quarter of 2015.

Revenues in the second quarter totaled $627 million, representing an increase of $169 million over the same period of the prior year. Growth in our portfolio contributed $218 million. Relatively lower power prices in the northeastern United States and Brazil were partially offset by increased capacity pricing and ancillary revenues for a net impact to revenues of $13 million. Lower generation impacted revenues by $10 million. The appreciation of the U.S. dollar, compared to the same period of the prior year, resulted in a $17 million reduction in revenues.

Adjusted EBITDA for the second quarter was $377 million and FFO was $105 million, compared to $339 million and $146 million, respectively, for the same period in the prior year. For the first six months of 2016, Adjusted EBITDA was $832 million and FFO was $292 million, compared to $677 million and $299 million, respectively, for the same period in the prior year.

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended June 30	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America
United States	2,590	2,930	3,599	(1,009)	(340)
Canada	1,348	1,338	1,507	(159)	10
	3,938	4,268	5,106	(1,168)	(330)
Brazil	1,082	833	1,148	(66)	249
Colombia(2)	2,787	-	3,509	(722)	2,787
	7,807	5,101	9,763	(1,956)	2,706
Wind
North America
United States	284	358	373	(89)	(74)
Canada	205	235	292	(87)	(30)
	489	593	665	(176)	(104)
Europe	278	326	326	(48)	(48)
Brazil	149	185	101	48	(36)
	916	1,104	1,092	(176)	(188)
Other	69	195	96	(27)	(126)
Total(3)	8,792	6,400	10,951	(2,159)	2,392
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the six months ended June 30	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America
United States	6,112	5,465	6,800	(688)	647
Canada	3,078	2,840	2,740	338	238
	9,190	8,305	9,540	(350)	885
Brazil	2,108	1,572	2,341	(233)	536
Colombia(2)	4,412	-	5,762	(1,350)	4,412
	15,710	9,877	17,643	(1,933)	5,833
Wind
North America
United States	504	561	625	(121)	(57)
Canada	506	516	616	(110)	(10)
	1,010	1,077	1,241	(231)	(67)
Europe	749	777	777	(28)	(28)
Brazil	262	185	182	80	77
	2,021	2,039	2,200	(179)	(18)
Other	90	307	152	(62)	(217)
Total generation(3)	17,821	12,223	19,995	(2,174)	5,598
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

Distribution Declaration

The next quarterly distribution in the amount of $0.445 per LP Unit, is payable on September 30, 2016 to unitholders of record as at the close of business on August 31, 2016. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on LP Units of Brookfield Renewable Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable's transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan ("DRIP") which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable's website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable's distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management.

Please note that Brookfield Renewable's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldrenewable.com.  Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable's 2016 First Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable's website under the Investor Relations section at www.brookfieldrenewable.com.
The conference call can be accessed via webcast on August 4, 2016 at 9:00 a.m. Eastern Time at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through September 4, 2016 at 1-855-669-9658 (Password 00530#).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable's business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of acquisitions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; we do not have control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations, and Normalized Funds From Operations per LP Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. We have included Normalized Funds From Operations and Normalized Funds From Operations per unit because we believe that assuming long term average and applying consistent currency rates allows investors to better assess year over year variances in the financial performance of the business. Neither Adjusted EBITDA, Funds From Operations, Funds From Operations per LP Unit, Adjusted Funds from Operations, Normalized Funds From Operations nor Normalized Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.
_________________________________________________

FINANCIAL REVIEW FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three and six months ended June 30:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015
Revenues	$627	$458	$1,301	$899
Other income	10	6	32	33
Direct operating costs	(262)	(134)	(505)	(268)
Share of earnings from equity-accounted investments	(1)	4	-	7
Management service costs	(15)	(13)	(30)	(27)
Interest expense – borrowings	(161)	(114)	(288)	(219)
Unrealized financial instruments loss	(2)	-	(2)	(8)
Depreciation	(204)	(161)	(383)	(319)
Other	-	(12)	(12)	(14)
Income before taxes	(8)	34	113	84
Income tax (expense) recovery
Current	(5)	(5)	(12)	(10)
Deferred	(6)	6	(41)	12
	(11)	1	(53)	2
Net (loss) income	(19)	35	60	86
Share of non-cash loss from equity-accounted investments	3	5	4	6
Unrealized financial instruments loss	2	-	2	8
Depreciation	204	161	383	319
Other	-	12	12	14
Deferred income tax (recovery) expense	6	(6)	41	(12)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	(81)	(53)	(191)	(106)
Preferred equity	(7)	(8)	(13)	(16)
Distributions to preferred limited partners	(3)	-	(6)	-
Adjusted sustaining capital expenditures(1)	(17)	(15)	(33)	(30)
Adjusted Funds From Operations(2)	88	131	259	269
Adjusted sustaining capital expenditures(1)	17	15	33	30
Funds From Operations(2)	105	146	292	299
Management service costs	15	13	30	27
Interest expense – borrowings	161	114	288	219
Current income taxes	5	5	12	10
Cash portion of non-controlling interests	88	61	204	122
Distributions to preferred limited partners	3	-	6	-
Adjusted EBITDA(2)	$377	$339	$832	$677

Net (loss) income attributable to limited partners' equity	$(15)	$9	$8	$24

Basic and diluted (loss) earnings per LP unit(3)	$(0.11)	$0.07	$0.05	$0.17
(1)	Based on long-term sustaining capital expenditure plans.
(2)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(3)	Average LP Units outstanding for three and six months ended June 30, 2016 totaled 148.5 million and 145.9 million, respectively (2015: 143.4 million and 143.4 million).

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the three months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	1,834	2,107	2,439	2,319	(605)	(212)	(273)
Canada	1,300	1,298	1,461	1,534	(161)	(236)	2
	3,134	3,405	3,900	3,853	(766)	(448)	(271)
Brazil	917	716	965	867	(48)	(151)	201
Colombia (2)	596	-	751	-	(155)	-	596
	4,647	4,121	5,616	4,720	(969)	(599)	526
Wind
North America
United States	148	157	204	203	(56)	(46)	(9)
Canada	205	235	292	292	(87)	(57)	(30)
	353	392	496	495	(143)	(103)	(39)
Europe	110	129	129	126	(19)	3	(19)
Brazil	62	77	42	61	20	16	(15)
	525	598	667	682	(142)	(84)	(73)
Other	42	114	59	76	(17)	38	(72)
Total	5,214	4,833	6,342	5,478	(1,128)	(645)	381
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the three months ended June 30:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests	2016	2015
Revenues	138	78	44	43	22	23	13	3	4	-	368	259	627	458
Other income	1	-	4	1	-	-	-	-	(1)	-	5	5	10	6
Share of cash earnings from
equity-accounted investments	1	1	-	-	-	-	-	-	-	-	2	-	2	9
Direct operating costs	(55)	(18)	(17)	(24)	(5)	(5)	(7)	(1)	(3)	(6)	(141)	(121)	(262)	(134)
Adjusted EBITDA(3)	85	61	31	20	17	18	6	2	-	(6)	234	143	377	339
Interest expense - borrowings	(29)	(16)	(7)	(9)	(4)	(6)	(3)	(2)	-	(25)	(101)	(60)	(161)	(114)
Management service costs	-	-	-	-	-	-	-	-	-	(15)	(15)	-	(15)	(13)
Current income taxes	(1)	-	(2)	-	-	-	-	-	-	-	(3)	(2)	(5)	(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(3)	(3)	-	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(81)	(81)	(53)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)	(8)
Funds From Operations(3)	55	45	22	11	13	12	3	-	-	(56)	105	-	105	146
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the six months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	4,263	3,868	4,637	4,527	(374)	(659)	395
Canada	3,011	2,777	2,678	2,747	333	30	234
	7,274	6,645	7,315	7,274	(41)	(629)	629
Brazil	1,771	1,385	1,954	1,745	(183)	(360)	386
Colombia (2)	851	-	1,105	-	(254)	-	851
	9,896	8,030	10,374	9,019	(478)	(989)	1,866
Wind
North America
United States	250	236	332	331	(82)	(95)	14
Canada	506	516	616	616	(110)	(100)	(10)
	756	752	948	947	(192)	(195)	4
Europe	296	308	307	301	(11)	7	(12)
Brazil	109	77	76	61	33	16	32
	1,161	1,137	1,331	1,309	(170)	(172)	24
Other	62	226	114	128	(52)	98	(164)
Total	11,119	9,393	11,819	10,456	(700)	(1,063)	1,726
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the six months ended June 30, 2016:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests	2016	2015
Revenues	307	183	86	73	31	52	29	6	5	-	772	529	1,301	899
Other income	1	22	6	2	-	-	-	-	(4)	-	27	5	32	33
Share of cash earnings from
equity-accounted investments	2	1	1	-	-	-	-	-	-	-	4	-	4	13
Direct operating costs	(108)	(37)	(34)	(41)	(9)	(9)	(12)	(2)	(5)	(12)	(269)	(236)	(505)	(268)
Adjusted EBITDA(3)	202	169	59	34	22	43	17	4	(4)	(12)	534	298	832	677
Interest expense - borrowings	(57)	(30)	(12)	(13)	(8)	(13)	(6)	(3)	-	(44)	(186)	(102)	(288)	(219)
Management service costs	-	-	-	-	-	-	-	-	-	(30)	(30)	-	(30)	(27)
Current income taxes	(3)	-	(4)	-	-	-	-	-	-	-	(7)	(5)	(12)	(10)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(191)	(191)	(106)
Preferred equity	-	-	-	-	-	-	-	-	-	(13)	(13)	-	(13)	(16)
Funds From Operations(3)	142	139	43	21	14	30	11	1	(4)	(105)	292	-	292	299
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".